Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER ANNOUNCES PARTNERSHIP WITH NVIDIA

•	As part of Jaguar Land Rover’s Reimagine strategy, the partnership will transform the modern luxury experience for customers starting in 2025
•	Software experts from both companies will jointly develop AI-powered autonomous driving and connected services for all future vehicles built on NVIDIA DRIVE
•	Next-generation safety and unique, brand-focused digital services enabled by NVIDIA AI

Gaydon, UK/Santa Clara, CA - February 16, 2022: Jaguar Land Rover has formed a multi-year strategic partnership with NVIDIA, the leader in artificial intelligence (AI) and computing, to jointly develop and deliver next-generation automated driving systems plus AI-enabled services and experiences for its customers.

Starting in 2025, all new Jaguar and Land Rover vehicles will be built on the NVIDIA DRIVE™ software-defined platform—delivering a wide spectrum of active safety, automated driving and parking systems as well as driver assistance systems. Inside the vehicle, the system will deliver AI features, including driver and occupant monitoring as well as advanced visualisation of the vehicle’s environment.

This full-stack solution is based on NVIDIA DRIVE Hyperion™, which features DRIVE Orin™ centralised AV computers; DRIVE AV and DRIVE IX software; safety, security and networking systems; plus, surround sensors. DRIVE Orin is the AI brain of the car and runs the Jaguar Land Rover Operating System, while DRIVE Hyperion is the central nervous system.

Jaguar Land Rover will also leverage in-house developed data centre solutions with NVIDIA DGX™ for training AI models and DRIVE Sim software built on NVIDIA Omniverse™ for real-time physically accurate simulation. Jaguar Land Rover’s software-defined features and its end-to-end verification and validation architecture will enable the delivery of innovative assisted and automated driving services throughout the life of the vehicle via over-the-air software updates.

Thierry Bolloré, Jaguar Land Rover Chief Executive Officer, said: “Collaboration and knowledge-sharing with industry leader NVIDIA is essential to realising our Reimagine strategy, setting new benchmarks in quality, technology and sustainability.

“Jaguar Land Rover will become the creator of the world’s most desirable luxury vehicles and services for the most discerning customers. Our long-term strategic partnership with NVIDIA will unlock a world of potential for our future vehicles as the business continues its transformation into a truly global, digital powerhouse.”

Jensen Huang, NVIDIA founder and CEO, said: “Next-generation cars will transform automotive into one of the largest and most advanced technology industries. Fleets of software-defined, programmable cars will offer new functionalities and services for the life of the vehicles. We are thrilled to partner with Jaguar Land Rover to reimagine the future of transportation and create the most advanced cars.”

Jaguar Land Rover aims to achieve net-zero carbon emissions across its supply chain, products and operations by 2039.

ENDS

About NVIDIA

NVIDIA’s (NASDAQ: NVDA) invention of the GPU in 1999 sparked the growth of the PC gaming market and has redefined modern computer graphics, high performance computing and artificial intelligence. The company’s pioneering work in accelerated computing and AI is reshaping trillion-dollar industries, such as transportation, healthcare, and manufacturing, and fueling the growth of many others. More information at https://nvidianews.nvidia.com/.

About Jaguar Land Rover: Reimagining the future of modern luxury by design

Jaguar Land Rover is reimagining the future of modern luxury by design through its two distinct, British brands.

Our current model range embraces fully electric, plug-in hybrid and mild-hybrid vehicles, as well as the latest diesel and petrol engines. Our class-leading Jaguars and Land Rovers are in demand around the world and in Fiscal 2020/21 we sold 439,588 vehicles in 127 countries. Land Rover is the global leader of luxury SUVs through its three families of Range Rover, Discovery and Defender. Jaguar is the first ever brand to offer a premium all-electric performance SUV, the Jaguar I-PACE.

At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and a Battery Assembly Centre in the UK. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. Three of our seven technology hubs are in the UK – Manchester, Warwick (NAIC) and London – with additional sites in Shannon, Ireland, Portland, USA, Budapest, Hungary and Shanghai, China.

Central to our Reimagine strategy is the electrification of both the Land Rover and Jaguar brands with two clear, distinct personalities. All Jaguar and Land Rover nameplates will be available in pure electric form by the end of the decade. This marks the start of the company’s journey to become a net zero carbon business across its supply chain, products and operations by 2039.

As a wholly owned subsidiary of Tata Motors since 2008, Jaguar Land Rover has unrivalled access to leading global players in technology and sustainability within the wider Tata Group.

Jaguar Land Rover PR social channels:

Twitter: @JLR_News;

LinkedIn: @JaguarLandRover

For more information visit www.media.jaguarlandrover.com

Media contacts:

Jo Whitty

Corporate Affairs Manager

Jaguar Land Rover

jwhitty2@jaguarlandrover.com

+44 (0) 7384211790

Marie Labrie

Automotive PR Manager

NVIDIA Corporation

mlabrie@nvidia.com

+1 408 921 6987

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.